

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2018

Thom Kidrin
Chief Executive Officer
Worlds Inc.
11 Royal Road
Brookline, MA 02445

>   **Re: CORRECTED**
>   **Worlds, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 1, 2018**
>   **File No. 333-224567**

Dear Mr. Kidrin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Division of Corporation Finance
>   Office of Information Technologies
>   and Services

cc: Irving Rothstein, Esq.